Mail Stop 3561

May 21, 2009

<u>Via Fax & U.S. Mail</u>

Mr. John A. Schauss
Vice President – Finance and Chief Financial Officer
333 E. Franklin Street
Richmond, Virginia 23219

>   **Re: Media General, Inc.**
>   **Form 10-K for the year ended December 28, 2008**
>   **Filed February 25, 2009**
>   **File No. 001-06383**

Dear Mr. Schauss:

We have reviewed your response letter dated May 11, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 28, 2008</u>

<u>Note 3. Intangible Assets and Impairments, page 28</u>

1. We note that your response to our prior comment 11 includes several of the assumptions such as discount rate, market trading multiples, and terminal growth rate used in the discounted cash flow tests in each of the three 2008 impairment

analyses. However, in light of the significant amount of goodwill and other intangibles remaining on your balance sheet as of March 31, 2009, the reduction in revenues and net loss in the first quarter of 2009 and the low market value of your equity compared to book value, we are concerned that the goodwill and other intangible asset amounts may not be recoverable. For the goodwill and FCC license impairment analysis performed in December 2008, please provide us the forecasted revenue and expense growth rates used in your analyses, including the number of years used in your projections. Also, please tell us if the revenue amounts and net loss occurring in the first quarter of 2009 are consistent with the projections used in the December 2008 goodwill and FCC license impairment analysis. Additionally, please explain the nature of the significant changes in the assumptions that occurred during 2008 that resulted in the additional impairments to goodwill and the FCC licenses, as it is not apparent from the key metrics provided in your response, and tell us why you do not believe any of those assumptions have changed during the first quarter of 2009.

Note 11. Commitments, Contingencies, and Other – Other, page 39

2. We note from your response to our prior comment 15 that Sprint/Nextel is providing you new digital equipment in exchange for your old broadcasting equipment. As it appears that your old broadcasting equipment will no longer be useful to anyone, please explain to us why Sprint/Nextel is providing this new equipment effectively free of charge. As part of your response, please tell us if you will be required to provide Sprint/Nextel and products or services in the future, as a result of this equipment exchange. If there are future performance requirements, please tell us how you have considered these in your accounting for the equipment exchanges.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(804) 649-6131